UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Iterum Therapeutics plc

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G6333L 101

(CUSIP Number)

Steve R. Bailey

Frazier Healthcare Partners

601 Union Street, Suite 3200

Seattle, WA 98101

Telephone: (206) 621-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 30, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6333L 101

1.	Name of Reporting Persons. Frazier Healthcare VII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,197,161 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,197,161 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,197,161 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.6% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Consists of 1,197,161 Ordinary Shares held directly by Frazier Healthcare VII, L.P. FHM VII, L.P. is the general partner of Frazier Healthcare VII, L.P. and FHM VII, L.L.C. is the general partner of FHM VII, L.P. Alan Frazier, Nader Naini, Patrick Heron, James Topper, Nathan Every, and Brian Morfitt are the members of FHM VII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Healthcare VII, L.P.

(2)	Based on 13,959,423 Ordinary Shares that were anticipated to be outstanding following the Issuer’s initial public offering as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on May 25, 2018.

CUSIP No. G6333L 101

1.	Name of Reporting Persons. Frazier Healthcare VII-A, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 341,155 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 341,155 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 341,155 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.4% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Consists of 341,155 Ordinary Shares held directly by Frazier Healthcare VII-A, L.P. FHM VII, L.P. is the general partner of Frazier Healthcare VII-A, L.P. and FHM VII, L.L.C. is the general partner of FHM VII, L.P. Alan Frazier, Nader Naini, Patrick Heron, James Topper, Nathan Every, and Brian Morfitt are the members of FHM VII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Healthcare VII-A, L.P.

(2)	Based on 13,959,423 Ordinary Shares that were anticipated to be outstanding following the Issuer’s initial public offering as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on May 25, 2018.

CUSIP No. G6333L 101

1.	Name of Reporting Persons. FHM VII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,538,316 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,538,316 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,538,316 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.0% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Consists of 1,197,161 Ordinary Shares held directly by Frazier Healthcare VII, L.P. and 341,155 Ordinary Shares held directly by Frazier Healthcare VII-A, L.P (collectively, the “FH Shares”). FHM VII, L.P. is the general partner of both Frazier Healthcare VII, L.P. and Frazier Healthcare VII-A, L.P. and FHM VII, L.L.C. is the general partner of FHM VII, L.P. Alan Frazier, Nader Naini, Patrick Heron, James Topper, Nathan Every, and Brian Morfitt are the members of FHM VII, L.L.C. and therefore share voting and investment power over the FH Shares.

(2)	Based on 13,959,423 Ordinary Shares that were anticipated to be outstanding following the Issuer’s initial public offering as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on May 25, 2018.

CUSIP No. G6333L 101

1.	Name of Reporting Persons. FHM VII, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,538,316 shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,538,316 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,538,316 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.0% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Consists of 1,197,161 Ordinary Shares held directly by Frazier Healthcare VII, L.P. and 341,155 Ordinary Shares held directly by Frazier Healthcare VII-A, L.P (collectively, the “FH Shares”). FHM VII, L.P. is the general partner of both Frazier Healthcare VII, L.P. and Frazier Healthcare VII-A, L.P. and FHM VII, L.L.C. is the general partner of FHM VII, L.P. Alan Frazier, Nader Naini, Patrick Heron, James Topper, Nathan Every, and Brian Morfitt are the members of FHM VII, L.L.C. and therefore share voting and investment power over the FH Shares.

(2)	Based on 13,959,423 Ordinary Shares that were anticipated to be outstanding following the Issuer’s initial public offering as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on May 25, 2018.

CUSIP No. G6333L 101

1.	Name of Reporting Persons. James Topper
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,538,316 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,538,316 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,538,316 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.0% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Consists of 1,197,161 Ordinary Shares held directly by Frazier Healthcare VII, L.P. and 341,155 Ordinary Shares held directly by Frazier Healthcare VII-A, L.P (collectively, the “FH Shares”). FHM VII, L.P. is the general partner of both Frazier Healthcare VII, L.P. and Frazier Healthcare VII-A, L.P. and FHM VII, L.L.C. is the general partner of FHM VII, L.P. Alan Frazier, Nader Naini, Patrick Heron, James Topper, Nathan Every, and Brian Morfitt are the members of FHM VII, L.L.C. and therefore share voting and investment power over the FH Shares.

(2)	Based on 13,959,423 Ordinary Shares that were anticipated to be outstanding following the Issuer’s initial public offering as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on May 25, 2018.

CUSIP No. G6333L 101

1.	Name of Reporting Persons. Patrick Heron
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,538,316 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,538,316 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,538,316 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.0% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Consists of 1,197,161 Ordinary Shares held directly by Frazier Healthcare VII, L.P. and 341,155 Ordinary Shares held directly by Frazier Healthcare VII-A, L.P (collectively, the “FH Shares”). FHM VII, L.P. is the general partner of both Frazier Healthcare VII, L.P. and Frazier Healthcare VII-A, L.P. and FHM VII, L.L.C. is the general partner of FHM VII, L.P. Alan Frazier, Nader Naini, Patrick Heron, James Topper, Nathan Every, and Brian Morfitt are the members of FHM VII, L.L.C. and therefore share voting and investment power over the FH Shares.

(2)	Based on 13,959,423 Ordinary Shares that were anticipated to be outstanding following the Issuer’s initial public offering as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on May 25, 2018.

CUSIP No. G6333L 101

1.	Name of Reporting Persons. Alan Frazier
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,538,316 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,538,316 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,538,316 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.0% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Consists of 1,197,161 Ordinary Shares held directly by Frazier Healthcare VII, L.P. and 341,155 Ordinary Shares held directly by Frazier Healthcare VII-A, L.P (collectively, the “FH Shares”). FHM VII, L.P. is the general partner of both Frazier Healthcare VII, L.P. and Frazier Healthcare VII-A, L.P. and FHM VII, L.L.C. is the general partner of FHM VII, L.P. Alan Frazier, Nader Naini, Patrick Heron, James Topper, Nathan Every, and Brian Morfitt are the members of FHM VII, L.L.C. and therefore share voting and investment power over the FH Shares.

(2)	Based on 13,959,423 Ordinary Shares that were anticipated to be outstanding following the Issuer’s initial public offering as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on May 25, 2018.

CUSIP No. G6333L 101

1.	Name of Reporting Persons. Nader Naini
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,538,316 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,538,316 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,538,316 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.0% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Consists of 1,197,161 Ordinary Shares held directly by Frazier Healthcare VII, L.P. and 341,155 Ordinary Shares held directly by Frazier Healthcare VII-A, L.P (collectively, the “FH Shares”). FHM VII, L.P. is the general partner of both Frazier Healthcare VII, L.P. and Frazier Healthcare VII-A, L.P. and FHM VII, L.L.C. is the general partner of FHM VII, L.P. Alan Frazier, Nader Naini, Patrick Heron, James Topper, Nathan Every, and Brian Morfitt are the members of FHM VII, L.L.C. and therefore share voting and investment power over the FH Shares.

(2)	Based on 13,959,423 Ordinary Shares that were anticipated to be outstanding following the Issuer’s initial public offering as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on May 25, 2018.

CUSIP No. G6333L 101

1.	Name of Reporting Persons. Brian Morfitt
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,538,316 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,538,316 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,538,316 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.0% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Consists of 1,197,161 Ordinary Shares held directly by Frazier Healthcare VII, L.P. and 341,155 Ordinary Shares held directly by Frazier Healthcare VII-A, L.P (collectively, the “FH Shares”). FHM VII, L.P. is the general partner of both Frazier Healthcare VII, L.P. and Frazier Healthcare VII-A, L.P. and FHM VII, L.L.C. is the general partner of FHM VII, L.P. Alan Frazier, Nader Naini, Patrick Heron, James Topper, Nathan Every, and Brian Morfitt are the members of FHM VII, L.L.C. and therefore share voting and investment power over the FH Shares.

(2)	Based on 13,959,423 Ordinary Shares that were anticipated to be outstanding following the Issuer’s initial public offering as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on May 25, 2018.

CUSIP No. G6333L 101

1.	Name of Reporting Persons. Nathan Every
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,538,316 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,538,316 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,538,316 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.0% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Consists of 1,197,161 Ordinary Shares held directly by Frazier Healthcare VII, L.P. and 341,155 Ordinary Shares held directly by Frazier Healthcare VII-A, L.P (collectively, the “FH Shares”). FHM VII, L.P. is the general partner of both Frazier Healthcare VII, L.P. and Frazier Healthcare VII-A, L.P. and FHM VII, L.L.C. is the general partner of FHM VII, L.P. Alan Frazier, Nader Naini, Patrick Heron, James Topper, Nathan Every, and Brian Morfitt are the members of FHM VII, L.L.C. and therefore share voting and investment power over the FH Shares.

(2)	Based on 13,959,423 Ordinary Shares that were anticipated to be outstanding following the Issuer’s initial public offering as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on May 25, 2018.

Item 1.	Security and Issuer.

This statement relates to the Ordinary Shares of Iterum Therapeutics plc (the “Issuer”), having its principal executive office at Block 2 Floor 3, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.

Item 2.	Identity and Background

(a)	The entities and persons filing this statement (collectively, the “Reporting Persons”) are:

Frazier Healthcare VII, L.P. (“FH-VII”)

Frazier Healthcare VII-A, L.P. (“FH-VIIA”)

FHM VII, L.P. (“FHM-VII L.P.”)

FHM VII, L.L.C. (“FHM-VII LLC”)

James Topper (“Topper”)

Patrick Heron (“Heron”)

Alan Frazier (“Frazier”)

Nader Naini (“Naini”)

Nathan Every (“Every”)

Brian Morfitt (“Morfitt” and together with Topper, Heron, Frazier, Naini and Every, the “Members”)

(b)	The address of the principal place of business for each of the Reporting Persons is:

c/o Frazier Healthcare Partners

601 Union Street, Suite 3200

Seattle, WA 98101

(c)	FH-VII and FH-VIIA are venture capital funds concentrating in healthcare and related fields. The sole business of FHM-VII L.P. is to serve as general partner of both FH-VII and FH-VIIA. The sole business of FHM-VII LLC is to serve as general partner of FHM-VII L.P. The principal business of the Members is to manage FH-VII, FH-VIIA, FHM-VII L.P., FHM-VII LLC and a number of affiliated partnerships with similar businesses.

(d)	During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

Entities:	FH-VII	-	Delaware, U.S.A.
	FH-VIIA	-	Delaware, U.S.A.
	FHM-VII L.P.		Delaware, U.S.A.
	FHM-VII LLC	-	Delaware, U.S.A.

Individuals:	Topper	-	United States Citizen
	Heron	-	United States Citizen

Frazier	-	United States Citizen
Naini	-	United States Citizen
Every	-	United States Citizen
Morfitt	-	United States Citizen

Item 3.	Source and Amount of Funds or Other Consideration

Prior to the Issuer’s initial public offering (the “IPO”), and after accounting for the 15.71-1 reverse stock split that the Issuer effected on May 15, 2018, FH-VII and FH-VIIA collectively purchased from the Issuer in a series of private transactions, 636,536 shares of Series A Preferred Shares (“Series A Shares”), 243,040 shares of Series B-1 Preferred Shares (“Series B-1 Shares”) and 202,641 shares of Series B-2 Preferred Shares (“Series B-2 Shares”) for an aggregate purchase price of $18,020,199. At the time of the IPO, FH-VII and FH-VIIA purchased an aggregate of 456,099 Ordinary Shares of the Issuer at the IPO price of $13.00 per share. Upon closing of the IPO, the Series A Shares, Series B-1 Shares and Series B-2 Shares held by FH-VII and FH-VIIA automatically converted into Ordinary Shares of the Issuer on a 1-to-1 basis, resulting in FH-VII and FH-VIIA collectively holding a total of 1,538,316 Ordinary Shares at such time. FH-VII and FH-VIIA collectively hold 1,538,316 Ordinary Shares of the Issuer as of the date of this filing (the “FH Shares”).

The working capital of FH-VII and FH-VIIA was the source of the funds for the purchase of the FH Shares. No part of the purchase price of the FH Shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the FH Shares.

Item 4.	Purpose of Transaction

FH-VII and FH-VIIA acquired the FH Shares for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, FH-VII, FH-VIIA and other Reporting Persons may dispose of or acquire additional shares of the Issuer. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)	FH-VII and FH-VIIA are the record owners of the FH Shares. As the sole general partner of FHM-VII and of FH-VIIA, FHM-VII L.P. may be deemed to beneficially own the FH Shares. As the sole general partner of FHM-VII L.P., FHM-VII LLC may be deemed to beneficially own the FH Shares. As members of FHM-VII LLC, each of the Members may be deemed to beneficially own the FH Shares.

The percentage of outstanding Ordinary Shares of the Issuer, which may be deemed to be beneficially owned by each Reporting Person, is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated based on the 13,959,423 Ordinary Shares that were anticipated to be outstanding following the Issuer’s IPO as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on May 25, 2018.

(b)	Regarding the number of shares as to which such person has:

a.	Sole power to vote or to direct the vote: See line 7 of cover sheets.

b.	Shared power to vote or to direct the vote: See line 8 of cover sheets.

c.	Sole power to dispose or to direct the disposition: See line 9 of cover sheets.

d.	Shared power to dispose or to direct the disposition: See line 10 of cover sheets.

(c)	Not applicable.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the FH Shares beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Lockup Agreements

In connection with the IPO, FH-VII, FH-VIIA, and Mr. Heron, along with all of the Issuer’s other directors, executive officers and shareholders agreed with the underwriters for the offering, subject to certain exceptions, not to dispose of or hedge any Ordinary Shares or securities convertible into or exchangeable for Ordinary Shares during the period from the date of the lock-up agreements continuing through November 20, 2018, except with the prior written consent of RBC Capital Markets LLC and Leerink Partners LLC.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit A - Agreement regarding filing of joint Schedule 13D.

Exhibit B - Form of Lock-up Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 6, 2018	FRAZIER HEALTHCARE VII, L.P. By FHM VII, L.P., its general partner By FHM VII, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: June 6, 2018	FRAZIER HEALTHCARE VII-A, L.P. By FHM VII, L.P., its general partner By FHM VII, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: June 6, 2018	FHM VII, L.P. By FHM VII, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: June 6, 2018	FHM VII, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: June 6, 2018	By:	*
James Topper

Date: June 6, 2018	By:	*
Patrick Heron

Date: June 6, 2018	By:	*
Nader Naini

Date: June 6, 2018	By:	*
Nathan Every

Date: June 6, 2018	By:	*
Brian Morfitt

Date: June 6, 2018	*By:	/s/ Steve R. Bailey
Steve R. Bailey, as Attorney-in-Fact

This Schedule 13D was executed by Steve R. Bailey on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which was filed with the SEC on March 29, 2016.

Exhibit Index

Exhibit A - Agreement regarding filing of joint Schedule 13D.

Exhibit B - Form of Lock-up Agreement.